Filed by Old National Bancorp

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Anchor Bancorp, Inc.

On October 17, 2017, the following correspondence relating to the proposed merger transaction between Old National Bancorp and Anchor Bancorp, Inc. (“Anchor”) was emailed to Anchor’s current shareholders:

Dear Anchor Shareholder,

We are pleased to announce that our partnership with Old National Bancorp (NASDAQ: ONB) has received regulatory approval, and the merger of Anchor Bancorp, Inc. (“Anchor”) with and into Old National Bancorp is now expected to be effective November 1, 2017, subject to Anchor shareholder approval and customary closing conditions.

If the Agreement and Plan of Merger is approved by Anchor’s shareholders at the upcoming meeting on October 30th, and all other closing conditions are satisfied, shareholders will be entitled to receive 1.350 shares of Old National Bancorp common stock and $2.625 in cash for each share of Anchor common stock owned before the merger. Promptly following the closing of the merger, Old National Bancorp will mail to each holder of Anchor Bancorp common stock a letter of transmittal with a form providing instructions for the exchange of shares for the merger consideration (see the proxy statement and prospectus for the special meeting of Anchor shareholders for more details).

Thank you for your support of and investment in Anchor over the years.

Carl W. Jones

Chairman of the Board

Anchor Bancorp, Inc.

Additional Information

Communications in this letter do not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed merger, Old National Bancorp (“ONB”) has filed with the Securities and Exchange Commission (“SEC”) a Registration Statement on Form S-4 (Registration Statement No. 333-220434) that includes a Proxy Statement of Anchor Bancorp, Inc. (“Anchor”) and a Prospectus of ONB, as well as other relevant documents concerning the proposed merger. Shareholders are urged to read the Registration Statement and the Proxy Statement/Prospectus regarding the merger and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. A free copy of the Proxy Statement/Prospectus, as well as other filings containing information about ONB and the proposed merger with Anchor, may be obtained at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, from ONB at www.oldnational.com under the tab “Investor Relations” and then under the heading “Financial Information” or from Anchor by accessing Anchor’s website at www.anchorbank.com under the tab “About Us.”

ONB and Anchor and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Anchor in connection with the proposed merger. Information about the directors and executive officers of ONB is set forth in the proxy statement for ONB’s 2017 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 6, 2017. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Proxy Statement/Prospectus regarding the proposed merger. Free copies of this document may be obtained as described in the preceding paragraph.